Mail Stop 3561

November 13, 2009

Mr. Rick H. Liem
Chief Financial Officer
1510 West Loop South
Houston, Texas 77027

   Re: **Landry's Restaurants, Inc.**
      Form 10-K for the year ended December 31, 2008
      Filed March 16, 2009
      File No. 001-15531

Dear Mr. Liem:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief

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